As filed with the Securities and Exchange Commission on November 5, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BTCS INC.

(Name of Subject Company (Issuer))

BTCS INC. (Offeror)

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Series V Preferred Stock, par value $0.001 per share

(Title of Class of Securities)

Charles Allen

Chief Executive Officer

303 W. Lancaster Ave #336

Wayne, PA 19087

(202) 430-6576

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Brian Bernstein, Esq.

Nason, Yeager, Gerson, Harris & Fumero, P.A.

3001 PGA Boulevard, Suite 305

Palm Beach Gardens, Florida 33410

Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer. ☐

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

(Amendment No. 1)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on October 26, 2026 (together with any amendments and supplements thereto, the “Schedule TO”) by BTCS Inc., a Nevada corporation (the “Company”). The Schedule TO relates to the offer by the Company to purchase for cash shares of its Series V Preferred Stock, par value $0.001 per share (the “Series V Shares”), having an aggregate purchase price of up to $500,000, at a price per share not greater than $1.00 nor less than $0.04, net to the seller in cash, without interest and less any applicable withholding taxes, through a procedure commonly referred to as a “modified Dutch auction,” upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 26, 2026 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”).

This Amendment is being filed solely to add as exhibits to the Schedule TO the following written communications relating to the Offer: (i) the Questions and Answers About the Offer, as updated and posted at www.btcs.com/seriesv-tender, which add a question explaining how holders can identify their Series V Shares by CUSIP number and a sentence on delivering physical certificates; (ii) the form of postcard to holders of Series V Shares, revised to include the CUSIP number of the Series V Shares; and (iii) a transcript of a video about the Offer, together with the description posted with it on YouTube and the text accompanying it on www.btcs.com. None of these communications changes any term or condition of the Offer.

Except as specifically provided in this Amendment, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged, and this Amendment does not modify any of the information previously reported in the Schedule TO. The Offer remains scheduled to expire at 5:00 p.m., New York City time, on December 15, 2026, unless extended or earlier terminated. You should read this Amendment together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal. Capitalized terms used but not defined in this Amendment have the meanings given to them in the Offer to Purchase.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description
(a)(1)(H)	Questions and Answers About the Offer, as updated and posted at www.btcs.com/seriesv-tender as of November 4, 2026.
(a)(1)(I)	Form of postcard to holders of Series V Preferred Stock, revised to include the CUSIP number of the Series V Preferred Stock.
(a)(5)(ii)	Transcript of video, “BTCS Series V Preferred Stock Tender Offer,” posted on the Company’s YouTube channel and at www.btcs.com, together with the accompanying YouTube description and website text.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: November 5, 2026

BTCS Inc.

/s/ Charles Allen
	Name:	Charles Allen
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase, dated October 26, 2026.
(a)(1)(B)*	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Form W-9).
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Questions and Answers About the Offer, as posted at www.btcs.com/seriesv-tender on October 26, 2026.
(a)(1)(G)*	Postcard mailed to holders of Series V Preferred Stock on or about November 2, 2026.
(a)(1)(H)**	Questions and Answers About the Offer, as updated and posted at www.btcs.com/seriesv-tender as of November 4, 2026.
(a)(1)(I)**	Form of postcard to holders of Series V Preferred Stock, revised to include the CUSIP number of the Series V Preferred Stock.
(a)(2)-(4)	Not applicable
(a)(5)(i)*	Press Release, dated October 26, 2026.
(a)(5)(ii)**	Transcript of video, “BTCS Series V Preferred Stock Tender Offer,” posted on the Company’s YouTube channel and at www.btcs.com, together with the accompanying YouTube description and website text.
(b)	Not applicable
(d)*	Form of Consent, Waiver and Amendment Agreement, dated as of October 13, 2026, by and among BTCS Inc. and the holders of its Original Issue Discount Senior Secured Convertible Notes.
(g)	Not applicable
(h)	Not applicable
107*	Filing Fee Table.

* Previously filed with the Schedule TO on October 26, 2026.

** Filed herewith.